UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

LANDOS BIOPHARMA, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

515069 102

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 515069 102	13G

1.	NAMES OF REPORTING PERSONS Osage University GP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,827,478 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,827,478 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,478 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All of such shares are Common Stock and held of record by Osage III (as defined in Item 2(a) below). Osage III GP (as defined in Item 2(a) below) is the general partner of Osage III and may be deemed to share voting and dispositive power with respect to these securities. Robert S. Adelson, Marc A. Singer and William T. Harrington are the managing members of Osage III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 40,235,652 shares of the Issuer’s Common Stock outstanding as of November 14, 2021, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission (the “Commission”) on November 15, 2021 (the “Form 10-Q”).

CUSIP No. 515069 102	13G

1.	NAMES OF REPORTING PERSONS Osage University Partners III, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,827,478 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,827,478 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,478 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All of such shares are Common Stock and held of record by Osage III. Osage III GP is the general partner of Osage III and may be deemed to share voting and dispositive power with respect to these securities. Robert S. Adelson, Marc A. Singer and William T. Harrington are the managing members of Osage III GP and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 40,235,652 shares of the Issuer’s Common Stock outstanding as of November 14, 2021, as set forth in the Issuer’s Form 10-Q.

CUSIP No. 515069 102	13G

Item 1(a).	Name of Issuer:

Landos Biopharma, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1800 Kraft Drive, Suite 216

Blacksburg, VA 24060

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Osage University Partners III, LP (“Osage III”) and Osage University GP III, LLC (“Osage III GP” and together with Osage III, the “Reporting Persons”).

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 50 Monument Road, Suite 201, Bala Cynwyd, PA 19004.

Item 2(c).	Citizenship:

Osage III GP is a limited liability company organized under the laws of the State of Delaware. Osage III is a limited partnership organized under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

515069 102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Osage III is the record owner of the 1,827,478 shares of Common Stock (the “Osage Shares”). As the general partner of Osage III, Osage III GP may be deemed to beneficially own the Osage Shares.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

CUSIP No. 515069 102	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2022

OSAGE UNIVERSITY PARTNERS III, LP

By:	OSAGE UNIVERSITY GP III, LLC
Its General Partner

	By:	/s/ Marc A. Singer
Marc A. Singer, Managing Member

OSAGE UNIVERSITY GP III, LLC

By:	/s/ Marc A. Singer
Marc A. Singer, Managing Member